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                              November 22, 2021

       Roberta Brzezinski
       Co-Chief Executive Officer
       Capitalworks Emerging Markets Acquisition Corp
       25 West 39th Street, Suite 700
       New York, NY 10018

                                                        Re: Capitalworks
Emerging Markets Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed October 27,
2021
                                                            File No. 333-260513

       Dear Ms. Brzezinski:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

       Registration Statement on Form S-1 Filed October 27, 2021

       General

   1.                                                   We note your response
to comment 2. Please revise disclosure throughout your
                                                        prospectus, including
your cover page, to prominently disclose, if true, that you will not pursue or consummate an
initial business combination with a target that conducts a
                                                        majority of its
business or is headquartered in China (including Hong Kong and Macau).
                                                        In the alternative,
please revise to address prior comments 2 through 10.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Roberta Brzezinski
Capitalworks Emerging Markets Acquisition Corp
November 22, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at (202) 551-3805 or Isaac Esquivel at (202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Pam Howell at (202) 551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameRoberta Brzezinski
                                                    Division of Corporation
Finance
Comapany NameCapitalworks Emerging Markets Acquisition Corp
                                                    Office of Real Estate &
Construction
November 22, 2021 Page 2
cc:       Stephen P. Alicanti, Esq.
FirstName LastName